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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Executive Jets increases Legacy 450 range to 2,900nm

Las Vegas, NV, November 16, 2015 - Embraer Executive Jets announced today that it will extend the range of the Legacy 450, its new mid-light business jet, to 2,900 nm (5,371 km). This represents an increase of 325 nm (602 km) over the range of the recently certified aircraft. The extended range will enable nonstop flights from San Francisco to Hawaii, New York to Los Angeles, Riyadh to Cannes or Shanghai to Jakarta. The first Legacy 450 with the additional range is expected to be delivered in the third quarter of 2016.

“The Legacy 450 was designed to be a game-changing mid-light business jet. Now, we have decided to go the extra mile to meet customer needs for transoceanic range in a best-in-class cabin,” said Marco Tulio Pellegrini, President & CEO, Embraer Executive Jets. “The additional range extends the aircraft’s operational envelope without compromising its already certified performance. The Legacy 450 goes beyond expectations.”

To reach the new range, there will be some minor modifications to the wing to allow it to accommodate more fuel. Modifications will also encompass updates to the Fuel Control Unit (FCU), avionics and aircraft flight manuals. The increased range will be retrofittable for the first aircraft serial numbers assembled without this extra fuel tank capacity. For now, the list price of the aircraft remains unchanged at US$ 16.57 million, based on 2015 economic conditions.

Legacy 450 main caracteristics:

Specifications	Prior spec	New spec
Range @ LRC(1)	2,575 nm / 4,769 km	2,900nm / 5,371 km
Takeoff distance(2)	3,825 ft / 1,166 m	3,907 ft / 1,191 m
Unfactored landing distance(3)	2,083 ft / 635 m	2,090 ft / 637 m
Maximum operating altitude	45,000 ft / 13,716 m	45,000 ft / 13,716 m
Maximum operating speed (MMO)	Mach 0.83	Mach 0.83
Maximum payload(4)	2,976 lb / 1,350 kg	2,921 lb / 1,325 kg
Total baggage & stowage volume	150 ft3 / 4.25 m3	150 ft3 / 4.25 m3
Engine thrust / flat rating	6,540 lbf / ISA + 18 oC	6,540 lbf / ISA + 18 oC

(1)NBAA IFR reserves; 200 nm alternate; 4 pax @ 200 lbs each; baseline aircraft

(2)SL; ISA; MTOW

(3)SL; ISA ; 4 pax @ 200 lbs each; NBAA IFR reserves; 200 nm alternate; baseline aircraft

(4)Baseline aircraft

Click on the link below to access the photos

https://eej.imagerelay.com/sb/21080ccc-1176-410f-8d0d-ecbaba9fbff6

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About the Legacy 450

The Legacy 450 is a mid-light business jet with a best-in-class 6-foot tall flat-floor cabin. Four fully reclining club seats may be berthed into two beds for complete rest in a 6,000-ft cabin altitude. The optional in-flight entertainment system consists of a high-definition video system, surround sound, and multiple audio and video input options. Voice and data communications options are also available. The cabin includes a refreshment center at the entrance, a rear private lavatory with a vacuum toilet and an in-flight-accessible baggage area. The total baggage space is the largest in the aircraft’s category.

The Legacy 450 is the first business aircraft in its segment with full fly-by-wire technology, featuring side-stick flight controls, the state-of-the-art Rockwell Collins Pro Line Fusion avionics suite with four 15.1-inch high-resolution LCD displays, and paperless operations capability, with graphical flight planning, Jeppesen charts and maps and a synthetic vision system. The optional Embraer Enhanced Vision System (E2VS) features a Head-up Display (HUD) and an EVS.

The Legacy 450 is powered by two advanced, fuel-efficient Honeywell HTF 7500E turbofan engines, the greenest in their class.

Follow us on Twitter: @Embraer

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after-sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer's businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer